EXHIBIT 18.1 February 13, 2020 Board of Directors Cognex Corporation One Vision Drive Natick, MA 01760 Dear Directors: We are providing this letter solely for inclusion as an exhibit to Cognex Corporation (the “Company”) Form 10-K filing pursuant to Item 601 of Regulation S-K. We have audited the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as set forth in our report dated February 13, 2020. As stated in Note 18 to those financial statements, the Company changed its accounting for Global Intangible Low-Taxed Income (GILTI). Note 18 also states management’s belief that the newly adopted accounting principle is preferable in the circumstances because it more accurately reflects the impact that GILTI has on the Company’s annual tax expense. Under the Company’s prior policy election, the Company recorded GILTI within total tax expense as incurred; without regard for the impact that non-U.S. taxable and/or deductible timing differences had on the annual income tax provision. The Company’s new accounting policy recognizes deferred taxes for temporary basis differences expected to reverse as GILTI. The Company’s prior method of accounting for GILTI was appropriate in prior periods as the Company did not have significant timing differences. In the fourth quarter of 2019, significant non-U.S. timing differences were created when the Company made changes to its tax structure in response to tax reform legislation enacted in the European Union related to low tax structures. The new accounting policy for GILTI appropriately matches the current and deferred income tax implications related to the change in tax structure. Without the change in accounting principle, the Company’s income tax expense would not be comparable to prior and subsequent periods. With regard to the aforementioned accounting change, it should be understood that authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method and, in expressing our concurrence below, we have relied on management’s business planning and judgment and on management’s determination that this change in accounting principle is preferable.

2 Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that the newly adopted method of accounting is preferable in the Company’s circumstances. Sincerely, /s/ GRANT THORNTON LLP Boston, Massachusetts Grant Thornton LLP U.S. member firm of Grant Thornton International Ltd